SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
November, 2006	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of the registrant as specified in its charter)

ONTARIO
(Jurisdiction of Incorporation or Organization)

220 Bay Street, 14th Floor
Toronto, Ontario, Canada M5W 2J4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST

Exhibit	Description

99.1	Interim Financial Statements
99.2	Interim Management's Discussion and Analysis

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

November 15, 2006

MOUNTAIN PROVINCE DIAMONDS INC.

By: /s/ Jennifer Dawson
Jennifer Dawson
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Interim Financial Statements
99.2	Interim Management's Discussion and Analysis